VIA EDGAR, FACSIMILE AND U.S. MAIL

June 29, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:    Jim B. Rosenberg
                  Senior Assistant Chief Accountant

Re:    Humana, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2005
         Filed March 3, 2006
         File No. 001-05975

Dear Mr. Rosenberg:

            Set forth below are the responses of Humana Inc. (the "Company") to the comments of the Staff of the Securities and Exchange Commission (the "Staff") as set forth in the letter (the "Comment Letter") dated June 20, 2006, with respect to the Company's Form 10-K for the year ended December 31, 2005 ("Form 10-K"). To ease your review, we have repeated the Staff's comments below in italicized print and followed each comment with our response.

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Consolidated Financial Statements

Notes to Consolidated Financials

2. Summary of Significant Accounting Policies

Receivables and Revenue Recognition, Pages 64-65

            Comment 1.

            Please tell us the following related to the risk sharing provisions of the TRICARE South contract:

a. How the amounts associated with the variances of actual health care costs versus the negotiated target costs are calculated and determined and how often these calculations are prepared and reviewed by the Company.

b. How you recognize and measure revenues for favorable variances and how your revenue recognition policy complies with SAB 104.

c. The amount of revenue or additional costs recorded for each of the periods presented and their classification in the Consolidated Statements of Income. Provide support for your classification and cite any applicable authoritative guidance.

d. The nature and amount of changes in estimates recorded in each period presented.

Humana Inc. - Letter to the
Securities and Exchange Commission
June 29, 2006

            Response 1.

            Our response below refers to option periods. Option periods represent each of the five periods subject to renewal at the federal government's option in our five year TRICARE South contract. For risk share purposes, each option period is settled independently. The option periods affecting the periods included in your review include our first and second option periods. Our first year option period ("OP 1") was for an 8-month period that began August 1, 2004 and ended March 31, 2005. Our second year option period ("OP 2") was for a 12-month period that began on April 1, 2005 and ended March 31, 2006.

    Targeted health care costs are generally established for each option period through a negotiation process with the federal government, as described on page 55 of our Form 10-K under Critical Accounting Policies. Additionally, targeted health care costs may be impacted by change orders or other processes seeking equitable adjustment with the federal government, as described on page 56 of our Form 10-K.

    Actual health care costs are calculated by adding 1) estimated health care costs as incurred-to-date under our existing medical expense recognition policy for each option period-to-date and 2) estimated health care costs associated with the remainder of the option period using historical trends. Estimated actual health care costs for the entire option period are then compared to targeted health care costs, resulting in an estimated variance for the entire option period.

    A cost overrun variance equals the amount that the expected actual health care costs exceed the targeted health care costs for an option period. A cost underrun variance equals the amount that the expected actual health care costs fall below the targeted health care costs for an option period. The risk share amount is computed by multiplying the cost overrun or cost underrun by our contractual risk sharing percentage of 20%.

    These estimates are prepared and reviewed monthly.

    In instances of a cost underrun (when the expected actual health care costs are less than the targeted health care costs for an option period), we defer the recognition of risk share revenue until the amount is determinable and the collectibility is reasonably assured, consistent with SAB 104 guidance regarding contingent rental income (SAB Topic 13A.4.(c)). Accordingly, we recognize revenue from cost underruns upon the completion of the contract option period, at which point actual health care costs for the full option period become determinable. The amount of revenue is calculated by multiplying the variance between actual and targeted health care costs by our contractual risk sharing percentage of 20%.

    Humana Inc. - Letter to the
    Securities and Exchange Commission
    June 29, 2006

    Amounts recorded under the risk sharing provisions of the TRICARE South contract are as follows:

	2003	2004	2005

	(in millions)
Revenue (cost underruns)	$-	$-	$-
Medical expense (cost overruns)	$-	$39.7	$(14.9)

    These amounts recorded to medical expense for risk sharing during 2004 and 2005 resulted from estimates of OP 1 cost overruns.

    No revenue or medical expense amounts relating to risk sharing have been recorded in connection with OP 2 (which ended March 31, 2006) as a result of this option period being in a cost underrun position. We anticipate recording risk sharing revenue during 2006 as a result of the OP 2 cost underrun, as described in item (b) above.

    Unfavorable amounts due to the federal government associated with cost overruns are classified as medical expense in our Consolidated Statements of Income, in accordance with FAS 5 expense recognition guidance. We categorize this as a medical expense because the source of the cost overrun results from the provision of health care services.

    Favorable amounts due to the Company from the federal government associated with cost underruns are classified as revenue in accordance with SAB 104 revenue recognition guidance. We categorize this as revenue because it represents additional fees from the federal government resulting from our favorable performance under the contract.

    Changes in estimates recorded in connection with the risk sharing provisions of the TRICARE South contract totaled $24.2 million during 2005, as follows:

	2004	2005

	(in millions)
Estimated risk sharing expense recorded in connection with OP 1 cost overrun	$ 39.7	$ 9.3
Changes in estimate recorded in connection with OP 1 cost overrun:
1) Adjustment to target health care cost for OP 1	-	(20.6)
2) Changes in medical expense estimates	-	(3.6)

Total changes in estimate	-	(24.2)

Total risk sharing expenses recorded to medical expense	$ 39.7	$ (14.9)

The adjustment to target healthcare cost for OP 1 recorded during 2005 resulted from our continual assessment under FAS 5 of the ultimate settlement amount with the federal government for OP 1. The amount of the adjustment was determined in connection with an analysis completed during 2005 which quantified the financial impact of troop

Humana Inc. - Letter to the
Securities and Exchange Commission
June 29, 2006

deployments and related developments in connection with the Iraq war which were not considered in the determination of target health care cost for OP 1.

The remaining change in medical expense estimates results from utilization and medical expense trends developing more favorable than our original estimates.

There were no other changes in estimates recorded in connection with the risk sharing provisions of the TRICARE South contract in any of the periods presented.

Consolidated Financial Statements

Notes to Consolidated Financials

Note 3. Acquisitions, pages 70-71

            Comment 2.

            Please provide to us in disclosure-type format the factors that resulted in the recognition of $42.8 million and $336.2 million of goodwill in the Corphealth, Inc. and CarePlus Health Plans of Florida acquisitions, respectively. Refer to paragraph 51.b of SFAS 141, "Business Combinations."

            Response 2.

            The $42.8 million of goodwill associated with the Corphealth acquisition resulted from several factors: (1) strategic and buyer-specific synergies including the expansion of our product portfolio to include an in-house disease management offering and related cross-selling opportunities; (2) prospects of utilizing our financial stability, market presence, and intellectual property to attract new customers; (3) the ability of this established business to earn a higher rate of return on the assembled collection of net assets than would be expected had we acquired these net assets individually; and (4) the ability to aggregate and combine both medical and behavioral claims data in order to improve the care management of our members.

            The $336.2 million of goodwill associated with the CarePlus acquisition resulted from three factors: (1) strategic and buyer-specific synergies including potential market opportunities from improving our position in a key Medicare market and expected medical and administrative cost synergies from combining the companies; (2) prospects of utilizing our financial stability, market presence, and intellectual property to attract new customers; and (3) the ability of this established business to earn a higher rate of return on the assembled collection of net assets than would be expected had we acquired these net assets individually.

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            In connection with this response to the Staff's comments, the Company acknowledges that:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Humana Inc. - Letter to the
Securities and Exchange Commission
June 29, 2006

    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            We are available to discuss these responses with you or your staff. If you have any questions or comments, do not hesitate to contact me at (502) 580-3921, or James H. Bloem, our Senior Vice President and Chief Financial Officer, at (502) 580-1599.

Very truly yours,

/s/   Steven E. McCulley

Steven E. McCulley
Vice President and Controller
Principal Accounting Officer